UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Date of Report (Date of earliest event reported): November 1, 2016

PRIMO WATER CORPORATION (Exact name of registrant as specified in its charter)

Delaware	001-34850	30-0278688
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

101 North Cherry Street, Suite 501 Winston-Salem, NC 27101
(Address of Principal Executive Offices)(Zip Code) Registrant’s telephone number, including area code: 336-331-4000
Not applicable.
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02     Results of Operations and Financial Condition.

On November 1, 2016, Primo Water Corporation (the “Company”) issued a press release announcing its financial results for the quarter ended September 30, 2016. A copy of the press release is being furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information in Item 2.02 of this Current Report on Form 8-K and Exhibit 99.1 attached hereto is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 8.01     Other Events.

The information contained in Item 2.02 is incorporated by reference herein.

Item 9.01     Financial Statements and Exhibits.

(d)     Exhibits

The following exhibit is furnished herewith:

Exhibit No.	Exhibit Description

99.1	Press Release dated November 1, 2016.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained herein are not based on historical fact and are "forward-looking statements" within the meaning of the applicable securities laws and regulations. These statements can otherwise be identified by the use of words such as "anticipate," "believe," "could," "estimate," "expect," "feel," "forecast," "intend," "may," "plan," "potential," "project," "should," "would,” “will,” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are subject to a number of risks and uncertainties. Factors that could cause actual results to differ include, among other things, the possibility that conditions to the closing of the Glacier Water acquisition may not be satisfied, the possibility that we may not be able to close the financing necessary to complete the Glacier Water acquisition, the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive acquisition agreement with Glacier Water, difficulties with the successful integration and realization of the anticipated benefits from the proposed Glacier Water acquisition, the possibility that the Company’s stock price may be affected after the Glacier Water acquisition by factors different than those currently affecting the Company’s stock price, the incurrence of costs related to the Glacier Water acquisition, changes to the Company’s board of directors and management in connection with the Glacier Water acquisition, the impact of the loss or non-retention of certain key personnel during the pendency of the Glacier Water acquisition or thereafter, the termination or renegotiation of agreements with customers, suppliers and other business partners in connection with the Glacier Water acquisition, the possibility that the Glacier Water acquisition may trigger certain change-of-control provisions in agreements with third parties, the possibility that the Company’s financial results following the Glacier Water acquisition may differ materially from the unaudited pro forma financial statements that have been or will be made available, any possible adverse impacts related to the implementation and integration of proper and effective internal controls in the combined company following the Glacier Water acquisition, and the Company's need for additional capital following the Glacier Water acquisition.

Owing to the uncertainties inherent in forward-looking statements, actual results could differ materially and adversely from those stated herein.

There are a number of other factors that could cause actual results to differ materially and adversely from those in the forward-looking statements contained in this Current Report on Form 8-K that include, but are not limited to, adverse changes in the Company's relationships with its independent bottlers, distributors and suppliers, the loss of major retail customers of the Company or the reduction in volume or change in timing of purchases by major retail customers, lower than anticipated consumer and retailer acceptance of and demand for the Company's products and services, the entry of a competitor with greater resources into the marketplace, competition and other business conditions in the water and water dispenser industries in general, the Company’s experiencing product liability, product recall or higher than anticipated rates of sales returns associated with product quality or safety issues, the loss of key Company personnel, changes in the regulatory framework governing the Company's business, the Company's inability to efficiently expand operations and capacity to meet growth, the Company's inability to develop, introduce and produce new product offerings within the anticipated timeframe or at all, the Company’s inability to comply with its covenants in its credit facility, significant liabilities or costs associated with litigation or other legal proceedings, as well as other risks described more fully in the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K filed on March 9, 2016 and its subsequent filings under the Securities Exchange Act of 1934. Forward-looking statements reflect management's analysis as of the date of this Current Report on Form 8-K. The Company does not undertake to revise these statements to reflect subsequent developments, other than in its regular, quarterly earnings releases or as otherwise required by applicable securities laws.

Additional Information and Where to Find It

This Current Report on Form 8-K, including the information contained in the exhibits hereto, does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This Current Report on Form 8-K may be deemed to be solicitation material in respect of the proposed transaction between Primo and Glacier. In connection with the proposed transaction, Primo has filed with the SEC a registration statement on Form S-4 (File No. 333-214200), containing a preliminary consent solicitation statement of Glacier and a preliminary prospectus of Primo. The final consent solicitation statement/prospectus will be delivered to the stockholders of Glacier. This Current Report on Form 8-K is not a substitute for the registration statement, definitive consent solicitation statement/prospectus or any other documents that may be filed with the SEC or sent to stockholders in connection with the proposed transaction. STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Stockholders may obtain copies of the consent solicitation statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Primo will be made available free of charge on Primo’s website at www.primowater.com. Investors and shareholders may also read and copy any materials filed with the SEC by the Company at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330 or visit the SEC’s website.

Participants in Solicitation

Primo, Glacier and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about the directors and executive officers of Primo is set forth in the proxy statement for Primo’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 29, 2016. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the registration statement on Form S-4 (File No. 333-214200) filed by Primo on October 24, 2016, containing a preliminary consent solicitation statement of Glacier and a preliminary prospectus of Primo, and will be contained in the definitive consent solicitation statement/prospectus and other relevant materials filed with the SEC. You may obtain free copies of these documents as described above.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PRIMO WATER CORPORATION

Date: November 1, 2016	By:	/s/ Mark Castaneda
	Name:	Mark Castaneda
	Title:	Chief Financial Officer

SECURITIES AND EXCHANGE COMMISSION

Washington, DC

EXHIBITS

CURRENT REPORT

ON

FORM 8-K

Date of Event Reported:	Commission File No:
November 1, 2016	001-34850

PRIMO WATER CORPORATION

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Press Release dated November 1, 2016.